

合 国用（2006）第324000l号

土地使用权人	陕西长江石油能源发展股份有限公司		
座落	合阳县黄河南滩		
地号	324	图号	
地类（用途）	种殖.旅游	取得价格	
使用权类型	出让	终止日期	2051年10月14日
使用权面积	5.706.666.67 M²	其中 独用面积	M²
		其中 分摊面积	M²

根据《中华人民共和国宪法》、《中华人民共和国土地管理法》和《中华人民共和国城市房地产管理法》等法律法规，为保护土地使用权人的合法权益，对土地使用权人申请登记的本证所列土地权利，经审查核实，准予登记，颁发此证。

合阳县人民政府（章）

二00六年三月二十一日











合阳县国土资源局（章）

二00六年三月二十一日

中华人民共和国国土资源部 土地证书管理专用章

№ 007382194 S

陕西长江石油能源发展股份有限公司

单位：米


陕西洽川自然风景生态园有限责任公司
渠
新
兴
路
陕西省
环保局
新兴工区
黄
排碱渠
涧
河
1：20000

合阳县国土资源局

- 本证是土地登记的法律凭证，由土地权利人持有。登记的内容受法律保护。本证书经监制机关，县级以上人民政府和土地登记机关共同盖章有效。

- 土地登记内容发生变更及土地他项权利设定、变更、注销的，持证人及有关当事人必须办理变更土地登记。

- 土地抵押必须按规定办理抵押登记，直接以本证作抵押的，抵押无效。

- 未经批准，不得改变土地用途。

- 本证应妥善保管，凡有遗失、损毁等情况，须按规定申请补发。

- 本证不得擅自涂改，擅自涂改的证书一律无效。

- 土地登记机关有权查验本证，持证人应按规定出示本证。

中华人民共和国国土资源部监制



中华人民共和国
国有土地使用证

注 意 事 项

一、本证是取得探矿权的法律凭证,必须由探矿权人持有。

二、本证由勘查登记管理机关填写,不得私自涂改,否则自行失效。

三、本证要妥善保管,如有遗失应立即报告发证机关,声明作废,办理补领手续。